UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
 (Amendment No. 2)

EMPIRE PETROLEUM CORPORATION

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

292034 30 3

(CUSIP Number)

Michael Morrisett
Empire Petroleum Corporation
2200 S. Utica Place, Suite 150
Tulsa, OK 74114
(539) 444-8002

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communication)

November 14, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ⁯☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes.)

CUSIP NO. 292034 30 3	13D	Page 2 of 6 pages

1	NAMES OF REPORTING PERSONS
Thomas W. Pritchard

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF; OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
812,916*

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
812,916*

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
812,916*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.6%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

* Includes 558,866 shares issuable upon the exercise of vested stock options.

CUSIP NO. 292034 30 3	13D	Page 3 of 6 pages

This Schedule 13D (Amendment No. 2) amends and restates in its entirety the Schedule 13D, which was originally filed on December 8, 2017, as amended through Amendment No. 1 filed on August 3, 2021. All pricing and share references give effect to and reflect the 1-for-4 reverse common stock split effective March 7, 2022.

ITEM 1.  SECURITY AND ISSUER

The securities to which this Schedule 13D relate are shares of common stock, par value $0.001 per share (“Common Stock”), of Empire Petroleum Corporation (the “Company”).

The address of the Company’s principal executive office is 2200 S. Utica Place, Suite 150, Tulsa, OK 74114.

ITEM 2.  IDENTITY AND BACKGROUND

The residence address of Mr. Pritchard is 15798 Spyglass Hill Loop, Gainesville, VA 20155.

Mr. Pritchard is engaged in the oil and gas business and is a former director and former Chief Executive Officer of the Company.

Mr. Pritchard has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

Mr. Pritchard has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Pritchard is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On September 14, 2017, Mr. Pritchard acquired through an entity wholly owned by him 23,333 shares of Common Stock in exchange for consulting services provided to the Company.

On December 1, 2017, as compensation for serving as the Company’s Chief Executive Officer and on the Company’s Board of Directors, the Company granted Mr. Pritchard a warrant to purchase 125,000 shares of Common Stock at an exercise price of $1.00 per share, which was immediately exercisable and expires on December 31, 2021 (the “December 2017 Warrant”). On April 3, 2019, such warrant was amended to extend the expiration date from December 31, 2021 to April 2, 2029.

On April 3, 2019, the Board of Directors of the Company granted to Mr. Pritchard under the Company’s 2019 Stock Option Plan a non-qualified stock option to purchase 625,000 shares of Common Stock at an exercise price of $1.32 per share (the “4/3/19 Option”). The option expires on April 2, 2029 and vested in three installments as follows: 312,500 shares on April 3, 2019; 156,250 shares on April 3, 2020; and 156,250 shares on April 3, 2021.

On December 31, 2020, the Board of Directors of the Company granted to Mr. Pritchard under the Company’s 2019 Stock Option Plan a non-qualified stock option to purchase 500,000 shares of Common Stock at an exercise price of $1.40 per share (the “12/31/20 Option”), which was immediately exercisable and expires on April 2, 2029.

To incentivize an investor to purchase an unsecured convertible note from Empire New Mexico LLC, a Delaware limited liability company and wholly owned subsidiary of the Company, Mr. Pritchard entered into an arrangement with such investor on May 14, 2021, pursuant to which such investor had the right to purchase up to 75,000 shares of Common Stock from Mr. Pritchard for $3.00 per share. On May 27, 2021, such rights were exercised in full and, in connection with the same, Mr. Pritchard partially exercised the December 2017 Warrant by purchasing 75,000 shares of Common Stock for an aggregate exercise price of $75,000 using his personal funds and then sold such 75,000 shares of Common Stock to such investor for an aggregate sales price of $225,000.

To incentivize an investor to purchase an unsecured convertible note from Empire New Mexico LLC, a Delaware limited liability company and wholly owned subsidiary of the Company, Mr. Pritchard entered into an arrangement with such investor on May 14, 2021, pursuant to which such investor had the right to purchase up to an additional 85,900 shares of Common Stock from Mr. Pritchard for $3.00 per share. On September 28, 2021, such rights were exercised in full and, in connection with the same, Mr. Pritchard (a) exercised the remainder of the December 2017 Warrant by purchasing 50,000 shares of Common Stock for an aggregate exercise price of $50,000 using his personal funds and then sold such 50,000 shares of Common Stock to such investor for an aggregate sales price of $150,000 and (b) partially exercised the 4/3/19 Option by purchasing 35,900 shares of Common Stock for an aggregate exercise price of $47,388 using his personal funds and then sold such 35,900 shares of Common Stock to such investor for an aggregate sales price of $107,700.

CUSIP NO. 292034 30 3	13D	Page 4 of 6 pages

On January 25, 2022, Mr. Pritchard gifted through an entity wholly owned by him 3,750 shares of Common Stock. Subsequently, Mr. Pritchard distributed the remaining 19,583 shares of Common Stock held by such wholly owned entity to himself.

On February 28, 2022, the Board of Directors of the Company granted to Mr. Pritchard under the Company’s 2021 Stock and Incentive Compensation Plan (the “2021 Plan”) and in accordance with Section 2.3 Equity Awards of his Employment Agreement dated August 18, 2021 with the Company (the “Employment Agreement”) restricted stock units for 10,000 shares of Common Stock, which vest 13 months after the date of grant. This award was for the 2021 year.

On February 28, 2022, the Board of Directors of the Company granted to Mr. Pritchard under the 2021 Plan a non-qualified stock option to purchase 30,000 shares of Common Stock at an exercise price of $11.80 per share. The option expires on August 31, 2025 and vests in three equal installments beginning on February 28, 2023.

On February 28, 2022, the Board of Directors of the Company granted to Mr. Pritchard under the 2021 Plan a non-qualified stock option to purchase 30,000 shares of Common Stock at an exercise price of $11.80 per share. The option expires on August 31, 2026 and vests in one-third increments on each of the second, third and fourth anniversary of the date of the grant.

On April 26, 2022, Mr. Pritchard partially exercised the 4/3/19 Option by purchasing 235,000 shares of Common stock at $1.32 per share using his personal funds.

On May 25, 2022, the Board of Directors of the Company granted to Mr. Pritchard under the 2021 Plan and in accordance with Section 2.3 Equity Awards of the Employment Agreement restricted stock units for 12,500 shares of Common Stock, which vest 13 months after the date of grant. This award was for the first and second quarters of 2022.

On June 29, 2022, Mr. Pritchard sold 533 shares of Common Stock in the open market at $10.4793 per share.

On October 11, 2022, the Board of Directors of the Company granted to Mr. Pritchard under the Company’s 2022 Stock and Incentive Compensation Plan (the “2022 Plan”) and in accordance with Section 2.3 Equity Awards of the Employment Agreement restricted stock units for 6,250 shares of Common Stock, which vest 13 months after the date of grant. This award was for the third quarter of 2022.

On December 30, 2022, the Board of Directors of the Company granted to Mr. Pritchard under the Company’s 2022 Plan and in accordance with Section 2.3 Equity Awards of the Employment Agreement restricted stock units for 6,250 shares of Common Stock, which vest 13 months after the date of grant. This award was for the fourth quarter of 2022.

On January 4, 2023, Mr. Pritchard exercised the remainder of the 4/3/19 Option by purchasing 354,100 shares of Common Stock at $1.32 per share and surrendered 41,182 of such shares to the Company in connection with a cashless exercise.

On January 4, 2023, Mr. Pritchard partially exercised the 12/31/20 Option by purchasing 35,900 shares of Common Stock at $1.40 per share and surrendered 4,428 of such shares to the Company in connection with a cashless exercise.

On March 16, 2023, Mr. Pritchard resigned as a director and Chief Executive Officer of the Company. Subsequently and in connection with such resignation, Mr. Pritchard (a) forfeited all outstanding restricted stock units for 35,000 shares of Common Stock and his right to acquire 305,234 shares of Common Stock under the 12/31/20 Option in order to satisfy certain tax withholding obligations to the Company, (b) forfeited 50,000 of the 60,000 shares underlying the non-qualified stock options granted on February 28, 2022, and (c) rescinded, but not forfeited, his January 4, 2023 exercises of the remainder of the 4/3/19 Option and a portion of the 12/31/20 Option. The number of shares beneficially owned by Mr. Pritchard in this Schedule 13D gives effect to the rescission of such January 4, 2023 option exercises.

CUSIP NO. 292034 30 3	13D	Page 5 of 6 pages

ITEM 4.  PURPOSE OF TRANSACTION

Mr. Pritchard acquired and owns the shares of Common Stock, as described herein, for investment purposes. Mr. Pritchard may purchase shares, or dispose of additional shares, of Common Stock in various amounts and at various times depending upon Mr. Pritchard’s continuing assessment of pertinent factors, including without limitation, other investment and business opportunities available to Mr. Pritchard, tax and estate planning considerations, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, and the business prospects, financial condition and results of operations of the Company.

Except as otherwise disclosed herein, at the present time, Mr. Pritchard does not have any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 to Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a)	Mr. Pritchard is the beneficial owner of 812,916 shares of Common Stock, which includes 558,866 shares issuable upon the exercise of vested stock options, or 3.6% of the total issued and outstanding shares of Common Stock.

The ownership percentage included in this Amendment No. 2 for Mr. Pritchard is based on 22,093,503 outstanding shares of Common Stock at December 31, 2022, which figure is disclosed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2022 filed on March 31, 2023. The 558,866 shares that Mr. Pritchard is deemed to beneficially own by virtue of having a right to acquire upon exercise of the vested stock options are considered outstanding solely for purposes of calculating his percentage of ownership.

(b)	The responses of Mr. Pritchard to Items 7-11 of the cover page of this Schedule 13D are incorporated herein by reference.

(c)	The responses to Item 3 of this Schedule 13D are incorporated herein by reference.

(d)	Not applicable.

(e)	Mr. Pritchard ceased to be a beneficial owner of more than 5% of shares of Common Stock on November 14, 2022. Mr. Pritchard’s ownership percentage is below 5% primarily as a result of the Company issuing a significant number of shares of Common Stock since the filing of the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2021 on May 17, 2021.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Mr. Pritchard has 254,050 shares of Common Stock pledged with a brokerage firm.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

CUSIP NO. 292034 30 3	13D	Page 6 of 6 pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 28, 2023	/s/ Thomas W. Pritchard
Thomas W. Pritchard